MICROPOLIS HOLDING COMPANY

VIA EDGAR

March 4, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Attn: Patrick Fullem and Erin Purnell

Re:	Micropolis Holding Company
Registration Statement on Form F-1
Initially Filed December 22, 2023, as amended
File No. 333-276231

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Micropolis Holding Company hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 pm, Eastern Time, on March 6, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Fareed Aljawhari
Fareed Aljawhari
Chief Executive Officer and Director

cc:	Loeb & Loeb LLP
Hunter Taubman Fischer & Li LLC